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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 4
                                       TO

                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                DANA CORPORATION
                       (Name of Subject Company (Issuer))

                            DELTA ACQUISITION CORP.
                               ARVINMERITOR, INC.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    23581110
                     (CUSIP Number of Class of Securities)

                             ---------------------

                           VERNON G. BAKER, II, ESQ.
                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084
                           TELEPHONE: (248) 435-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   COPIES TO:

                            DENNIS J. FRIEDMAN, ESQ.
                            STEVEN P. BUFFONE, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVE.
                            NEW YORK, NEW YORK 10166
                           TELEPHONE: (212) 351-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

[X] Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [ ] issuer tender offer subject to Rule 13e-4.

   [ ] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                  SCHEDULE TO

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 9, 2003 (as amended or supplemented prior to the date hereof, the "Schedule TO") by ArvinMeritor, Inc., an Indiana corporation ("Parent"), and Delta Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase (1) all outstanding shares ("Shares") of common stock, par value $1.00 per share, of Dana Corporation, a Virginia corporation (the "Company"), and (2) unless and until validly redeemed by the board of directors of the Company, the associated rights to purchase shares of Series A Junior Participating Preferred Stock, no par value, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of April 25, 1996 (as amended from time to time, the "Rights Agreement"), by and between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, at a price of $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2003 (as amended or supplemented prior to the date hereof, the "Offer to Purchase"), and in the related Letter of Transmittal. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment No. 4 to the Schedule TO is being filed on behalf of the Purchaser and Parent.

     Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEMS 1 THROUGH 11.

     The Offer to Purchase is hereby amended and supplemented as follows:

      (1) The Summary Term Sheet is hereby amended by inserting the following sentence as the third sentence under the question "Do you have the financial resources to pay for the shares?":

          "However, Parent has not yet entered into any agreements, commitments, credit facilities, letters of credit or other financing arrangements with respect to such new financings."

      (2) Section 10 is hereby amended by deleting the last sentence of the first paragraph and replacing it with the following:

          "Due to depressed demand in the light vehicle aftermarket industry and the resulting negative effect on the valuations for their aftermarket businesses, Parent and the Company ultimately concluded that it was not a favorable time to engage in such a sale transaction and ended their negotiations."

      (3) Section 10 is hereby amended by adding the following paragraphs to the end of such Section:

          "On July 22, 2003, the Company announced that its board of directors recommended that holders of Shares reject the Offer. That same day, Parent issued a press release in response to the Company's announcement. The full text of the press release issued by Parent on July 22, 2003 is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference."

      (4) Section 12 is hereby amended by deleting the second paragraph of such
          Section in its entirety and replacing it with the following:

          "The Transaction Financing Amount is expected to include approximately $2.2 billion to purchase all outstanding Shares pursuant to the Offer and approximately $200 million to pay certain related fees, expenses and payments."

      (5) Section 12 is hereby amended by deleting the ninth paragraph of such
          Section in its entirety and replacing it with the following:

          "As discussed above, we currently expect that the Transaction Financing Amount will include at least approximately $3.72 billion, including approximately $2.2 billion to purchase all outstanding Shares,

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     approximately $200 million to pay certain related fees, expenses and payments, approximately $1.03 billion to finance the repurchase of indebtedness that may be put to the Company and approximately $290 million to refinance amounts outstanding under Parent's accounts receivable securitizations. However, there can be no assurance that the consummation of the Offer or the Proposed Merger, or the terms of the proposed New Financings, will not result in an event of default, cross default or other adverse consequences under any or all of the instruments defining the rights of the holders of indebtedness of Parent, the Company, DCC or any of their subsidiaries. As a result, it is possible that holders of all or a portion of any indebtedness of Parent, the Company, DCC or any of their subsidiaries, including without limitation the indebtedness described above, may have the right to require its immediate payment and Parent may need to refinance this indebtedness (which in certain cases may require the payment of a makewhole premium). If this occurs, Parent would seek to repay or refinance this indebtedness with the proceeds of the New Financings. Parent does not intend to structure the New Financings in a manner which would require the payment of substantial makewhole premiums or cause an event of default or cross default under any outstanding indebtedness of Parent, the Company, DCC or any of their subsidiaries."

      (6) Section 12 is hereby amended by adding the following sentence immediately after the first sentence of the last paragraph in such
          Section:

          "However, Parent has not yet entered into any agreements, commitments, credit facilities, letters of credit or other financing arrangements with respect to such New Financings."

      (7) Section 14 is hereby amended by deleting the condition set forth in paragraph (a)(5) of such Section in its entirety and replacing it with the following:

          "(5) seeking any material diminution in the benefits expected to be derived by the Purchaser, Parent or any other affiliate of Parent as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination with the Company (see the caption entitled "Purpose of the Offer and Plans for the Company" in Section 11 for a discussion of such benefits),"

      (8) Section 14 is hereby amended by deleting the condition set forth in paragraph (a)(6) of such Section in its entirety and replacing it with the following:

          "(6) which otherwise, in the reasonable judgment of the Purchaser, might materially adversely affect the Purchaser, Parent or any other affiliate of Parent, or cause a decline in the trading price of the Shares in an amount in excess of 15% measured from the close of business on July 7, 2003,"

      (9) Section 14 is hereby amended by deleting the condition set forth in paragraph (c) of such Section in its entirety and replacing it with the following:

          "(c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, intellectual property, franchises, permits, permit applications, results of operations or prospects of the Company and its subsidiaries, taken as a whole, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to, or the Purchaser shall have become aware of any fact which, in the reasonable judgment of the Purchaser, has or may have material adverse significance with respect to the value of the Company and its subsidiaries, taken as a whole, or cause a decline in the trading price of the Shares in an amount in excess of 15% measured from the close of business on July 7, 2003;"

     (10) Section 14 is hereby amended by deleting the condition set forth in paragraph (d)(6) of such Section in its entirety and replacing it with the following:

          "(6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company does business that could, in the reasonable judgment of the Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company and its subsidiaries, taken as a whole, or cause a decline in the

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     trading price of the Shares in an amount in excess of 15% measured from the close of business on July 7, 2003,"

     (11) Section 14 is hereby amended by deleting the second to last paragraph of such Section in its entirety and replacing it with the following:

          "which, in the reasonable judgment of Parent or the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by any party other than Parent, the Purchaser or any of Parent's affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment."

     (12) Section 14 is hereby amended by deleting the last paragraph of such
          Section in its entirety and replacing it with the following:

          "The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser, regardless of the circumstances (including any action or inaction by any party other than Parent, the Purchaser or any of Parent's affiliates) giving rise to any such conditions or may be waived by Parent or the Purchaser, in its sole discretion, in whole or in part, at any time and from time to time prior to the Expiration Date (or thereafter in relation to any condition dependent upon the receipt of government approvals). The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time and the waiver of any such right in one instance shall not be deemed a waiver with respect to any other instance, provided that a waiver by Parent or the Purchaser in any particular instance shall be deemed a waiver in such instance with respect to all tendered Shares. Any determination by Parent or the Purchaser concerning any condition or event described in this
     Section 14 shall be final and binding upon all parties."

     (13) Section 16 is hereby amended by deleting the first sentence of the first paragraph of such Section in its entirety and replacing it with the following:

          "UBS Securities LLC is acting as Parent's financial advisor and the Dealer Manager in connection with the Offer. Parent has agreed to pay UBS Securities LLC up to $16 million: $4 million of which is payable within 30 days following announcement of the Offer, $2 million of which is payable upon receipt of a fairness opinion, $150,000 of which is payable within 45 days after the date of execution of the Dealer Manager agreement between the parties and the remainder of which is payable upon the consummation of the Offer or the Proposed Merger."

ITEM 12. EXHIBITS

 (a)(1)(A)    Offer to Purchase, dated July 9, 2003.*
 (a)(1)(B)    Letter of Transmittal.*
 (a)(1)(C)    Notice of Guaranteed Delivery.*
 (a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees.*
 (a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and other Nominees.*
 (a)(1)(F)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
 (a)(1)(G)    Press release issued by ArvinMeritor, Inc., dated July 8,
              2003, announcing ArvinMeritor's intention to commence the Offer.*
 (a)(1)(H)    Press release issued by ArvinMeritor, Inc., dated July 9,
              2003, announcing the commencement of the Offer.*
 (a)(1)(I)    Summary Advertisement published July 9, 2003.*
 (a)(1)(J)    Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the
              Circuit Court for the City of Buena Vista, Virginia.*
 (a)(1)(K)    Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
              United States District Court for the Western District of
              Virginia.*

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(a)(5)(A)      Press release issued by ArvinMeritor, Inc., dated July 14, 2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*

(a)(5)(B) Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*

(a)(5)(C) Transcript of portions of ArvinMeritor's fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*

(a)(5)(D) Press release issued by ArvinMeritor, Inc. dated July 22, 2003, responding to Dana Corporation's rejection of the Offer.

(a)(5)(E) Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.

(b)            Not applicable.
(c)            Not applicable.
(d)            Not applicable.
(e)            Not applicable.
(f)            Not applicable.
(g)            Not applicable.
(h)            Not applicable.

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* Previously filed

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2003

                                          DELTA ACQUISITION CORP.

                                          By: /s/ LARRY D. YOST
                                            ------------------------------------
                                              Name: Larry D. Yost
                                              Title:  Chairman of the Board and
                                                      Chief Executive Officer

                                          ARVINMERITOR, INC.

                                          By: /s/ LARRY D. YOST
                                            ------------------------------------
                                              Name: Larry D. Yost
                                              Title:  Chairman of the Board and
                                                      Chief Executive Officer

                                        5
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                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 (a)(1)(A)    Offer to Purchase, dated July 9, 2003.*
 (a)(1)(B)    Letter of Transmittal.*
 (a)(1)(C)    Notice of Guaranteed Delivery.*
 (a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees.*
 (a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and other Nominees.*
 (a)(1)(F)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
 (a)(1)(G)    Press release issued by ArvinMeritor, Inc., dated July 8,
              2003, announcing ArvinMeritor's intention to commence the
              Offer.*
 (a)(1)(H)    Press release issued by ArvinMeritor, Inc., dated July 9,
              2003, announcing the commencement of the Offer.*
 (a)(1)(I)    Summary Advertisement published July 9, 2003.*
 (a)(1)(J)    Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the
              Circuit Court for the City of Buena Vista, Virginia.*
 (a)(1)(K)    Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
              United States District Court for the Western District of
              Virginia.*
 (a)(5)(A)    Press release issued by ArvinMeritor, Inc., dated July 14,
              2003, relating to supplemental disclosure requested by the
              Ohio Department of Commerce.*
 (a)(5)(B)    Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*
 (a)(5)(C)    Transcript of portions of ArvinMeritor's fiscal year 2003
              third-quarter earnings call, held on July 21, 2003, relating to the Offer.*
 (a)(5)(D)    Press release issued by ArvinMeritor, Inc. dated July 22,
              2003, responding to Dana Corporation's rejection of the
              Offer.
 (a)(5)(E)    Text of ArvinMeritor, Inc. form of e-mail replies to
              investor inquiries and requests relating to the Offer.
 (b)          Not applicable.
 (c)          Not applicable.
 (d)          Not applicable.
 (e)          Not applicable.
 (f)          Not applicable.
 (g)          Not applicable.
 (h)          Not applicable.

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* Previously filed